Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Toreador Resources Corporation

Subject Company: Toreador Resources Corporation.

Commission File No. of Toreador Resources Corporation: 001-34216

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FAQ

What are the details of the strategic transaction announced today?
Toreador and ZaZa, a privately held oil and gas company based in Houston, Texas, today announced that they have signed a definitive agreement to merge the companies. The combined portfolio comprises three areas – the Eagle Ford core and the emerging Eagle Ford/Woodbine ("Eaglebine") resource plays in Texas, and the Paris Basin in France with a current total of 423,000 net acres.

How will this transaction create increased value for stockholders?
This combination offers a strategically distinctive international E&P investment opportunity. With a skilled team and a complementary set of assets in the Eagle Ford and Paris Basin, we will deliver an immediate and sustainable production increase as well as secure a robust inventory of growth projects that we will accelerate to the benefit of all stakeholders.

What will be the combined company's corporate strategy going forward?
The new company's strategy will be to develop its core businesses and to expand into emerging resource basins, as well as acquire other energy companies and significant acreage positions where shareholder value can be created.

Why is Toreador interested in the Eagle Ford shale?
The Eagle Ford has attracted many oil companies within the past few years due to its high liquids yields and is expected to be one of the highest producing shale plays in North America. Public data suggests that industry production growth from the Eagle Ford is expected to increase 500 percent in five years, from 2010 levels of 70,000 boe/d to an average of 421,000 boe/d in 2015.

An early mover in Eagle Ford, ZaZa Energy, LLC currently holds approximately 200,000 gross acres in the trend, including 70,000 gross acres in the Eaglebine. These holdings include more than 123,000 gross acres in the core area of the trend being developed through a joint venture. ZaZa Energy, LLC is the operator and holds a 10 percent carried working interest through completion of approximately 200 wells of the forecast 280 wells in the Eagle Ford core. The joint venture is currently operating three rigs in the Eagle Ford with expectations of going to four rigs in the Eagle Ford core and one rig in Eaglebine in the first quarter of 2012. In the Eagle Ford core, ZaZa has drilled 14 wells and is expected to drill a total of 30 wells by year-end 2011. Additional land acquisition has been provided for under the terms of the joint venture.

Why is ZaZa interested in the Paris Basin shale?
The Paris Basin has been an oil-producing region for more than 50 years, with production of approximately 10,000 bopd in 2010 and cumulative production of almost 300 million barrels of oil. Toreador's conventional oil program production rates are approximately 880 bopd with proved reserves of 5.5 million barrels of oil as of year-end 2010. Toreador has exploration permits totaling 340,000 net acres with its partner, Hess Oil France SAS, making it the largest permit holder in the core of the Paris Basin. Currently, Toreador's plan is to proceed with the six well drilling program with its partner in late 2011, in full compliance with the revised regulatory regime.

How do I vote my shares?
For instructions on how to vote your shares, please contact Mark Harnett or Robert Marese at Mackenzie Partners at (212) 929-5500.

INVESTOR PRESENTATION

Investor Presentation
To Come

CONTACTS

Media Contacts
Sard Verbinnen & Co
Dan Gagnier/Jared Levy
(212) 687-8080

Investor Contacts
Mackenzie Partners
Mark Harnett/Robert Marese
Phone: (212) 929-5500

© 2011 Important Information

TOREADOR RESOURCES CORPORATION
ZaZa Energy

HOME | PRESS RELEASES | PRESENTATIONS & WEBCASTS | FAQ | SEC FILINGS | CONTACT

PRESS RELEASES

08/10/2011 Toreador and ZaZa Announce Merger to Create Resource-Focused E&P Company (English)

08/10/2011 Toreador and ZaZa Announce Merger to Create Resource-Focused E&P Company (French)

INVESTOR PRESENTATION

Investor Presentation
To Come

CONTACTS

Media Contacts
Sard Verbinnen & Co
Dan Gagnier/Jared Levy
(212) 687-8080

Investor Contacts
Mackenzie Partners
Mark Harnett/Robert Marese
Phone: (212) 929-5500

© 2011 Important Information

TOREADOR RESOURCES CORPORATION
ZaZa Energy

HOME | PRESS RELEASES | PRESENTATIONS & WEBCASTS | FAQ | SEC FILINGS | CONTACT

PRESENTATIONS & WEBCASTS

08/10/2011 - Toreador and ZaZa Merger Announcement Webcast

INVESTOR PRESENTATION

Investor Presentation
To Come

CONTACTS

Media Contacts
Sard Verbinnen & Co
Dan Gagnier/Jared Levy
(212) 687-8080

Investor Contacts
Mackenzie Partners
Mark Harnett/Robert Marese
Phone: (212) 929-5500

© 2011 Important Information

Forward Looking Statements

All statements other than statements of historical facts included in this presentation, including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects,” “assumes,” “trends” and similar expressions, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company’s current plans, expectations and projections. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, certain risks and uncertainties inherent in petroleum exploration, development and production, including, but not limited to, our need and ability to raise additional capital; our ability to maintain or renew our existing exploration permits or exploitation concessions or obtain new ones; our ability to execute our business strategy; our ability to replace reserves; the loss of the purchaser of our oil production; results of our hedging activities; the loss of senior management or key employees; political, legal and economic risks associated with having international operations; disruptions in production and exploration activities in the Paris Basin; indemnities granted by us in connection with dispositions of our assets; results of legal proceedings; assessing and integrating acquisition prospects; declines in prices for crude oil; our ability to obtain equipment and personnel; extensive regulation to which we are subject; terrorist activities; our success in development, exploitation and exploration activities; reserves estimates turning out to be inaccurate; differences between the present value and market value of our reserves and other risks and uncertainties described in the company’s filings with the U.S. Securities and Exchange Commission (“SEC”). Any one or more of these factors or others could cause actual results to differ materially from those expressed in any forward-looking statement. All written and oral forward-looking statements attributable to Toreador or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements disclosed herein. The historical results achieved by Toreador are not necessarily indicative of its future prospects. Toreador undertakes no obligation to publicly update or revise any forward looking-statements, whether as a result of new information, future events or otherwise.

Cautionary Note regarding Hydrocarbon Disclosures The SEC permits oil and gas companies, in their filings, to disclose only resources that qualify as “reserves” as defined by SEC rules. We may use terms describing hydrocarbon quantities in this presentation, including “original oil in place” (OOIP), “oil in place” (OIP), “barrels in place” and “EUR” (estimated ultimate recovery), that the SEC does not allow in our filings. These estimates are more speculative than estimates of proved reserves prepared in accordance with SEC rules.  Investors are urged to consider closely the reserves disclosures in our Annual Report on Form 10-K/A for the year ended December 31, 2010 and in our other filings with the SEC.  In this presentation, the terms other than “proved reserves” refer to the Company’s internal estimates of hydrocarbon volumes that may be discovered through exploratory drilling or recovered with additional drilling or recovery techniques. Those estimates are based on economic assumptions that differ from those required by the SEC to be used in calculating proved reserves and may not constitute reserves within the meaning of the Society of Petroleum Engineer’s

Petroleum Resource Management System or the SEC’s rules. The terms “original oil in place” and “oil in place” are not intended to reflect recoverable volumes, which are dependent upon achievable recovery rates using available technologies. Unless otherwise stated, hydrocarbon volume estimates have not been risked by Company management. Factors affecting ultimate recovery include the scope of our drilling program, which will be directly affected by capital availability, drilling and production costs, commodity prices, availability of services and equipment, permit expirations, transportation constraints, regulatory approvals and other factors, and actual drilling results, including geological and mechanical factors affecting recovery rates. Accordingly, actual quantities that may be recovered from our interests will differ from our estimates, and could be significantly less than our targeted recovery rate. In addition, our estimates may change significantly as we receive additional data.

Important Information

ZaZa Energy Corporation, the new company that will be established in connection with the proposed transaction, will file a registration statement and Toreador Resources Corporation will file a proxy statement with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and proxy statement (including all amendments and supplements to it)  when they become available because they will contain important information.  Investors may obtain free copies of the registration statement and proxy statement when it becomes available, as well as other filings containing information about Toreador Resources Corporation and ZaZa Energy Corporation, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from Toreador’s Investor Relations web site (www.toreador.net) or by directing a request to Toreador at Toreador at: Investor Relations, Toreador Resources Corporation, c/o Toreador Holding SAS, 5 rue Scribe, Paris France, 75009.